Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the nine months ended September 30, 2007

Pretax earnings from continuing operations before adjustment for
minority interests or income loss from equity investees	$108,238,440

Add:
Interest on indebtedness (excluding capitalized interest)	158,637,587
Amortization of debt related expenses	2,001,449
Portion of rents representative of the
interest factor	5,341,520
274,218,996

Distributed income from equity investees	302,946,262

Pretax earnings from continuing operations, as adjusted	$577,165,258

Combined fixed charges and preferred stock dividends —
Interest on indebtedness (including capitalized interest)	$178,186,734
Preferred dividend factor	8,728,125
Amortization of debt related expenses	332,312
Portion of rents representative of the
interest factor	5,341,520

Combined fixed charges and preferred stock dividends	$192,588,691

Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends	3.0